Exhibit 12.1

STATEMENT REGARDING COMPUTATION
OF RATIO OF EARNINGS TO FIXED CHARGES

MANPOWER INC.
(in millions)

	2010	2009	2008	2007	2006
Earnings:
Earnings before income taxes from continuing operations	$(165.2)	$(22.9)	$442.6	$777.0	$481.9
Fixed charges	161.9	183.9	200.9	185.2	162.8
	$(3.3)	$161.0	$643.5	$962.2	$644.7

Fixed charges:
Interest (expensed or capitalized)	$42.4	$61.7	$64.2	$65.0	$54.1
Estimated interest portion of rent expense	119.5	122.2	136.7	120.2	108.7
	$161.9	$183.9	$200.9	$185.2	$162.8

Ratio of earnings to fixed charges	(0.0)	0.9	3.2	5.2	4.0

Note:
The calculation of ratio of earnings to fixed charges set forth above is in accordance with Regulation S-K, Item 601(b)(12). This calculation is different than the fixed charge ratio that is required by our various borrowing facilities.